Exhibit 99.2

GLOBUS MARITIME LIMITED

August 11, 2025

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece, on September 25, 2025, at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect one Class III director to serve until the 2028 annual meeting of shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”);

3.	To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued shares of common stock and Series B preferred shares at a ratio of not less than one-for-two and not more than one-for-20 and in the aggregate at a ratio of not more than one-for-20, with the exact ratio(s) to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement such reverse stock split or splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by shareholders entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the record date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of the Company shares on the record date.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on September 25, 2025

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece on September 25, 2025 at 11:00 a.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement.

At the Meeting, the following proposals will be considered and voted upon:

1.	To elect one Class III director to serve until the 2028 annual meeting of shareholders

(“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”);

3.	To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued shares of common stock and Series B preferred shares at a ratio of not less than one-for-two and not more than one-for-20 and in the aggregate at a ratio of not more than one-for-20, with the exact ratio(s) to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement such reverse stock split or splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company recommends that you vote FOR each of Proposal One, Proposal Two and Proposal Three.

The board of directors of the Company has fixed the close of business on July 31, 2025 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

You are cordially invited to attend the Meeting in person. If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the Record Date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of the Company shares on the Record Date.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one third of the voting power of the shares entitled to vote at the Meeting. If less than a quorum is present, a majority of the voting power of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by shareholders entitled to vote thereon.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares or to revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares. Holders of common shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire and such shareholder duly revokes the proxy. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing at the Company’s headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Meeting. If you hold shares in street name, through a brokerage firm, bank or other nominee, and have voted by proxy, please contact your brokerage firm, bank or other nominee if you wish to change your vote.

The Company’s 2024 Annual Report on Form 20-F (the “2024 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2024, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2024 Annual Report, free of charge upon request upon written request to the Company (please email info@globusmaritime.gr).

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2024 Annual Report, can also be found at: https://www.globusmaritime.gr/media/agm2025.pdf

By Order of the Board of Directors

Olga Lambrianidou
August 11, 2025	Secretary

GLOBUS MARITIME LIMITED

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 25, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece on September 25, 2025 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 11, 2025.

These materials together with the Company’s 2024 annual report (the “2024 Annual Report”) that contains the Company’s audited consolidated financial statements for the year ended December 31, 2024 may be found on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2024 Annual Report, free of charge upon request upon written request to the Company (please email info@globusmaritime.gr).

VOTING RIGHTS AND OUTSTANDING SHARES

On July 31, 2025 (the “Record Date”), which is the record date for the Meeting, the Company had issued and outstanding 20,582,301 common shares, par value $0.004 per share (the “Common Shares”), and 10,300 Series B preferred shares, par value $0.001 per share (the “Series B Preferred Shares” and together with the Common Shares, the “Shares,” and any holder of Shares, a “Shareholder”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Series B Preferred Share then held provided however, that pursuant to the Amended and Restated Statement of Designation of the Series B Preferred Shares, no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Share that would result in the total number of votes such holder, together with each beneficial owner of such Series B Preferred Share and any of their affiliates, is entitled to vote (including any voting power derived from Series B Preferred Shares or Common Shares) to exceed 49.99% of the total number of votes eligible to be cast.

To constitute a quorum, there must be present either in person or by proxy one or more Shareholders of record holding at least one third of the voting power of the Shares entitled to vote at the Meeting. If less than a quorum is present, a majority of the voting power of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership as of the Record Date to be admitted to the meeting. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of the Company shares on the Record Date.

The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A Shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

APPROVAL OF PROPOSALS

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by shareholders entitled to vote thereon.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation, if any, is expected to be made primarily by mail, but Shareholders may be solicited by telephone, email or personal contact.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote of a particular matter. Abstentions are counted as present for the purposes of determining a quorum. Abstentions will have no effect on the outcome of Proposal One or Proposal Two. Abstentions will have the effect of voting AGAINST Proposal Three.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 25, 2025

The Notice of the Annual Meeting of Shareholders and Proxy Statement, including the Company’s 2024 Annual Report, is available free of charge at www.globusmaritime.gr.

PROPOSAL ONE

ELECTION OF CLASS III DIRECTOR

The Company currently has five directors on its board, which is divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class III directors expires at the Meeting or whenever his successor is duly elected. Accordingly, the Board has nominated Georgios “George” Feidakis, a Class III director, for re-election as director whose term would expire at the 2028 annual meeting of shareholders or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Georgios “George” Feidakis	74	Class III Director

Georgios (“George”) Feidakis, a Class III director, is the Company’s founder and has served as the non- executive chairman of the Board since the Company’s inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., or FG Europe, a company he has been involved with since 1994 and acts as a director and executive for several of its subsidiaries. FG Europe has been the Company’s landlord since August 2022. FG Europe is active in four lines of business and distributes well- known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. FG Europe is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. Since January 31, 2017, Mr. Feidakis has been the majority shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned company specializing in real estate.

Audit Committee. The Board has established an Audit Committee, composed of two independent members of its Board, who are responsible for ensuring that the Company’s financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to the Company’s accounts and for reviewing all related party transactions. The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. The Company believes that Mr. Kazantzidis qualifies as an “audit committee financial expert,” as such term is defined under U.S. Securities and Exchange Commission rules.

Remuneration Committee. The Remuneration Committee is comprised of Jeffrey O. Parry, Ioannis Kazantzidis and Christina Tampourea. It is responsible for determining, subject to approval from the Board, the remuneration guidelines to apply to the Company’s executive officer, secretary and other members of the executive management as the Board designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options.

Nomination Committee. The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis, Jeffrey O. Parry and Christina Tampourea. It is responsible for reviewing the structure, size and composition of the Board, and identifying and nominating candidates to fill board positions as necessary.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit

Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF ONE OR MORE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS

General. The Company is seeking Shareholder approval of one or more amendments to the Company’s Amended and Restated Articles of Amendment, substantially in the form attached hereto as Appendix I, to effect one or more reverse stock splits of the Company’s Common Shares and Series B Preferred Shares, at a ratio of not less than 1-for-two and not more than one-for-20 individually, and not more than one-for-20 in the aggregate. The Board has determined that the Company may need to effect one or more reverse stock splits of its issued Common Shares and Series B Preferred Shares, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares and Series B Preferred Shares issued immediately prior thereto will be, automatically and without any action on the part of the Shareholders, combined, converted and changed into new Common Shares and Series B Preferred Shares, as applicable, in accordance with the applicable reverse split ratio, which shall be determined by the Board or a committee thereof in its discretion. If the Shareholders approve this Proposal Three, the Board or a committee thereof will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, on one or more occasions, to select one or more approved reverse stock split ratio or ratios and effect one or more approved reverse stock splits by filing one or more amendments to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal Three. The following description is qualified in its entirety by reference to Appendix I.

The Board believes that the Shareholders’ approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with the required flexibility to achieve the purposes of any reverse stock split. If the Shareholders approve Proposal Three, any reverse stock split will be effected, if at all, only upon a determination by the Board or a committee thereof that such reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect any reverse stock split, the Board, or any duly constituted committee thereof, will set the date for such a split and select a specific exchange ratio within the abovementioned range. These determinations will be made by the Board or committee thereof with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed with, and abandon, the reverse stock splits contemplated in this Proposal Three if it determines, in its sole discretion, that implementing this Proposal Three is not in the best interests of the Company and its Shareholders.

Purpose. The purpose of any reverse stock split is intended to increase the per share trading value of the Company’s Common Shares by consolidating the number of outstanding Common Shares. The Board believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting a reverse stock split will help to ensure compliance with the bid price requirements to maintain the listing of the Company’s Common Shares on Nasdaq. Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Company’s Common Shares have a minimum closing bid price that is greater than or equal to $1.00 per share.

The Company and the Board believe that maintaining the listing of the Common Shares on Nasdaq is in the best interest of the Company and its shareholders and therefore proposes to undertake one or more reverse stock splits to cause the Common Shares to remain trading in compliance with Nasdaq’s bid price requirements , if and when needed.

In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate these concerns. By effecting a reverse stock split, we believe we may be able to raise the price of the Company’s Common Shares to a level where the Common Shares could be viewed more favorably by potential investors.

The combination of maintaining the Company’s listing on the Nasdaq and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity and price of the Company’s Common Shares.

Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to

$1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under Nasdaq rules, the Company would have to regain compliance during the applicable grace period. If the Company’s common stock is below the minimum $1.00 per share bid price requirement for continued listing for 30 consecutive business day, the Company will not be in compliance with Nasdaq Listing Rule 5550(a)(2) and will receive a written notification from Nasdaq. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days from such notification. A second grace period of 180 days may be granted by Nasdaq. If the Company is afforded the second 180-day compliance period but fails to regain compliance during that period, Nasdaq will issue a Delisting Determination letter under Rule 5810 and the Company’s Common Shares will be suspended from trading on Nasdaq during the pendency of the Nasdaq Listing Qualifications Hearings Panel’s review. The Company believes that by effecting a reverse stock split, it will help stabilize the price of the Common Shares to maintain compliance with the listing requirement. In addition, if the Company has a closing bid price of $0.10 or less for a period of 10 consecutive trading days during any compliance period, Nasdaq would also issue a Delisting Determination letter. In the event of receiving a Delisting Determination letter, the Company may appeal Nasdaq’s determination to delist its Common Shares. There can be no assurance that Nasdaq would grant the Company’s request for continued listing subsequent to any delisting notification.

As of the date of this Proxy Statement, the Company has NOT received a deficiency notice from the Staff at Nasdaq.

In addition, because the number of authorized Common Shares, which is currently 500,000,000 under the Company’s Amended and Restated Articles of Incorporation, would not decrease in accordance with the selected exchange ratio(s) of any reverse stock split, if implemented, the reverse stock split(s) would decrease the number of issued shares of Common Shares and thus provide us with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

You should consider that, although the Board believes that a reverse stock split should increase the price of the Company’s Common Shares or maintain the overall value, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company’s shares of common stock could decline in value after a reverse stock split. You should also keep in mind that the implementation of a reverse stock split does not have a direct effect on the actual or intrinsic value of the Company’s business or a shareholder’s proportional ownership in the Company (subject to changes based on the fractional shares discussion below). However, should the overall value of the Company’s Common Shares decline after the proposed reverse stock split, then the actual or intrinsic value of the Common Shares held by you will also proportionately decrease as a result of the overall decline in value. There also can be no assurance that the price per share of the Common Shares immediately after any reverse stock split, if implemented, will increase proportionately with the reverse stock split ratio, or that any increase will be sustained for any period of time.

The Board may effect one or more reverse stock splits in connection with this Proposal Three. The Board believes that shareholder approval of an aggregate exchange ratio (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of one or more reverse stock splits. In addition, the Board reserves its right to elect not to proceed, and abandon, any reverse stock split if it determines, in its sole discretion, that implementing this Proposal Three, or a particular reverse stock split, is not in the best interests of the Company and its shareholders.

Fractional Shares. No fractional Common Shares or Series B Preferred Shares will be created or issued in connection with any reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of a reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price per Common Share on the Nasdaq on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, or in the case of Series B Preferred Shares, a price to be determined by the Board. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Authorized Common Shares and Par Value. A reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company’s authorized number of Common Shares, which is currently 500,000,000 Common Shares under the Company’s Amended and Restated Articles of Incorporation, will not decrease in accordance with a reverse stock split, effecting a reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

Material U.S. Federal Income Tax Consequences. The following is a summary of the material U.S. federal income tax consequences of a reverse stock split to U.S. Holders (as defined below) of the Company’s Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers or traders in securities or currencies, partnerships, S corporations, insurance companies, real estate investment trusts, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, expatriates, tax-exempt entities and investors that own, directly, indirectly or by attribution, 10% or more of the Company’s stock by vote or value. In addition, this summary does not consider the effects of U.S. federal alternative minimum tax or estate or gift tax consequences, or any applicable state, local, foreign or other tax laws, and does not address the U.S. federal income consequences of a reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the Company’s Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Company’s Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from a reverse stock split.

A reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in the Company’s earnings and profits. Assuming a reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional Common Share);

•	The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Shares surrendered in the exchange;

•	The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•	Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with a reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF A REVERSE STOCK SPLIT TO U.S. HOLDERS OF COMMON SHARES UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF A REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split. As soon as practicable after the effective date of any reverse stock split, the Company’s shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Computershare, will act as exchange agent for purposes of implementing the exchange of share certificates for Common Shares. The Company will act as exchange agent for purposes of implementing the exchange for Series B Preferred Shares. Holders of pre-split certificated Common Shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for post-split Common Shares in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new share certificates will be issued to shareholders, and any shareholder submitting a stock certificate will receive uncertificated shares in return. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of Shares held following the reverse stock split.

Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote. Approval of Proposal Three requires the affirmative vote of a majority of the votes eligible to be cast by Shareholders entitled to vote thereon. Abstentions and broker non-votes will have the effect of votes “against” Proposal Three.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE, THE APPROVAL OF ONE OR MORE AMENDMENTS TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

The Board knows of no other business that may properly come before the Meeting; however, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their judgment. In the event a Shareholder specifies a different choice by means of the Shareholder’s proxy, the Shareholder’s shares will be voted in accordance with the specification so made.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 11, 2025

APPENDIX I

ARTICLES OF AMENDMENT TO

THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

GLOBUS MARITIME LIMITED

PURSUANT TO SECTION 90 OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, [ ], as the [ ] of Globus Maritime Limited, a Marshall Islands corporation (the “Corporation”), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Globus Maritime Limited

2.	The Company was formed under the laws of Jersey on July 26, 2006 in Jersey and domesticated as a Corporation into Marshall Islands and filed its Articles of Incorporation with the Registrar of Corporations as of November 24, 2010. Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of October 22, 2020.

3.	Article III of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph at the end thereof:

“Reverse Stock Split. Effective as of the commencement of business on [ ] (the “Reverse Stock Split Effective Date”), each [ ] Common Shares and Series B preferred shares, par value $0.001 per share (“Series B Preferred Shares”), issued immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one validly issued, fully paid and non-assessable Common Share and Series B Preferred Share, respectively, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that shareholders holding Common Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per Common Share on NASDAQ on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate, and that shareholders holding Series B Preferred Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to an amount determined by the Board of Directors of the Corporation. The reverse stock split described in this paragraph shall not change the number of Common Shares or Series B Preferred Shares authorized to be issued or the par value of the Common Shares or the Series B Preferred Shares. The stated capital of the Corporation shall be reduced from $[ ] to $[ ], which may be further adjusted for the cancellation of fractional shares, and the reduction of $[ ], which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus. No change is made to the number of registered shares of Class B Shares or Preferred Shares the Corporation is authorized to issue or to the par value of Class B Shares or Preferred Shares.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of the voting power of the issued and outstanding shares of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Amended and Restated Articles of Incorporation on this                        day of                                   , 20     .

Name:
Title:

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